Mail Stop 0305


      September 2, 2004


James P. Doolin
Director and President
HANGMAN PRODUCTIONS, Inc.
1223 Wilshire Blvd. #912
Santa Monica, CA  90403

Re:  	HANGMAN PRODUCTIONS, Inc.
      Form 10-SB filed August 6, 2004
      File No. 000-50892

Dear Mr. Doolin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please insert page numbers throughout the document.
2. In various sections of your filing you have disclosure regarding the resale of automobiles or your ability to generate brand recognition among car buyers. These disclosures appear to be an error since they do not appear related to your business. Please correct these disclosures.



Item 1. Description of Business
Organization, Charter Amendments and General History
3. Please clarify whether the company engaged in any business operations between August 1999 and November 2001 and discuss how the company used the $20,000 in proceeds from private offerings during that time period.
4. Supplementally explain how the company was able to authorize the issuance of the 400,000 shares before its existence. Please revise your disclosure to provide additional information in this regard, and disclose the date of the stock issuance. We note from Part II, Item
4, that the four investors acquired the stock in August of 1999.

Principal Products and Services
5. Refer to the second paragraph. Please disclose more information regarding the contests you are currently hosting, including the start date of those contests, the end date, the success of the contests to date, and more information regarding the structure of the contests.
For example, who is judging the current competitions? We note that you only have 2 part-time employees. Has there been any advertising for the current competitions? We note from the third paragraph that the contests will generally be advertised through a variety of Internet and print advertisements.
6. We note from your website that you will collect contest entrance fees of $25.00 or $35.00 from each screenwriter. Please provide this information in the document and also disclose, if true, that this revenue currently represents your only source of expected income.
7. We note that your second objective is to develop relationships with entertainment and management companies. However, based on your disclosure in Note 2 to the Notes to the Interim Financial Statements, it appears you currently have no partnerships with production or management companies. Revise to clarify this fact in the document.
8. We note from your statement in Note 2 to the financials that management plans include finding a well-capitalized merger candidate to commence operations. Please consider whether that information should also be included here, or in the MD&A section.

Status of New Products and Services
9. Please disclose the name of the management and production company to which you refer in the first paragraph, and provide additional relevant details regarding the company if material.
10. We note that you are conducting your first screenplay "in association" with the management and production company. Please describe what this "association" entails. For example, disclose whether you have a formal agreement or understanding with the management and production company and if so, disclose the terms of such agreement.
11. Furthermore, we also note your statement that the management and production company you are working with "has exclusive agreements with two of the largest film studios in Hollywood." Revise to explain the significance of that distinction, in addition to describing the subject of such exclusive agreements, and the relevance of those agreements to your company and the business relationship you have with the management and production company.

Dependence on One or a Few Major Customers
12. Please provide the current state of the company`s dependence on customers, on both the content development side and the distribution side. You state that you "anticipate" a relatively large, diverse number of customers, yet it appears you are currently working with only one management and production company, and you have an unstated number of contestants enter your current contest. Please revise to further clarify and explain your current state of dependence on customers, if any.

Risk Factors
13. Please revise the last sentence in the introductory paragraph to reflect that all material risks are described in this section. Your statement "Among the risk factors that you should consider..." is not appropriate.
14. Revise each subheading to ensure that each reflects the risk addressed in the discussion that follows. Currently your subheadings merely state a fact or an incomplete thought about your business (such as "Early Stage Development" or "Evolving Business Model"). Please expand each subheading to indicate why the stated fact is a material risk to investors.

Fluctuations in Quarterly Operating Results and Margins;
Seasonality
of Business
15. Please revise this subheading and paragraph to delete references to "seasonality of business," "consumer interest rates; government regulation and legal developments regarding the resale of automobiles," and other risk factors that are not applicable to your business. In the alternative, tell us the relevance of these risk factors to your business. The risk factor section should only discuss risks that affect your particular business.


Evolving Business Model
16. Please revise the first sentence of the first paragraph of this section. Your statement that investors consider the "difficulties frequently encountered by companies in an early stage of development," may give the impression that you face risks that are not specified in the Risk Factors section. Please confirm that all material risks to the company are identified in this section and revise this sentence, as necessary, to clarify that there are no unidentified material risks currently facing your company.

Competition; Low Barriers to Entry
17. Please revise to more specifically describe the structure of your business, why other competitors can enter your market easily, and identify some of your current and future competitors, by name and/or type of company.

Executive Officer Maintain Significant Control
18. Consider revising to combine this risk with the risk regarding concentration of stock ownership two pages later.

Potential Liability to Clients
19. The risk to investors is not clear. Please revise the heading and discussion to explain, for example, what kind of claim for damages might be made against the company for its failure to properly acquire content.

Government Regulation and Legal Uncertainties
20. Please reconsider whether this discussion represents a material risk to investors. The effect of any government regulation on your company appears speculative and the possible future changes to the securities laws you describe also appear speculative. Please include only those risks that are material to investors, so that the substantive risks are not obscured by extraneous information.

No Public Market for the Company`s Securities
21. Please delete the second bullet point in this risk factor, as it does not seem to be relevant to your business.

Limited Market Due to Penny Stock
22. Please clearly state what you believe to be the current market price of your common stock, or why you believe it to be a penny stock. Also, please streamline your discussion of the regulatory restrictions associated with penny stock so that the risk is readily understandable by the average investor. Risk factors should generally be one or two concise paragraphs in length.

Sale of Restricted Shares
23. Please revise to explain for investors the risk that will be associated with possible sales of restricted shares when the restriction on selling those shares ends. For example, disclose the date on which the shares from each offering because unrestricted, and also disclose the effect on your stock price these future sales by insiders may have.

Item 2
Plan of Operation
24. Please revise to clarify the second sentence of the second paragraph.
25. Your discussion regarding your plan of operations is vague and incomplete. Please revise your discussion of your plan of operations to include disclosure with respect to:

* How many screenplay contests you plan to host in the next twelve months;
* How many websites you plan to develop over the next twelve months for these contest, and what you expect will be the capital requirements to support the development;
* How many of the future contests will be conducted in "associations" with production and management companies;
* Whether you have entered into agreements with such production and management companies with regard to future contests;
* How long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months;
* Any expected significant changes in the number of your employees;
* Any expected purchase or sale of plant/or and significant equipment;
* Summary of any product research and development that you will perform for the term of the plan.

For further guidance refer to Item 303(a)(1) of Regulation S-B.
26. You say that you expect revenue from screenplay contest entry fees to be in the range of $5,000.00 a month, and that it is anticipated to provide the necessary liquidity to fund your current operations as well planned growth. Please revise your disclosure to explain how you determined that you would receive funding in the range of $5,000.00 a month from screenplay contest entry fees. In your revised disclosure, explain the consequence if your expected revenue falls below this anticipated range.
27. In the business section of your filing, we note that you have disclosed that you are currently hosting a screenplay contest. Please revise your discussion of your plan of operations to include a robust discussion regarding the start-up of your operations. Your discussion should be in such detail to disclose anticipated revenue from entry fees and expected expenses. In addition, you should include a discussion regarding any cash prizes you plan to award contestants and how you plan to obtain the funding to award such cash prizes.
28. Please describe the "aforementioned planned growth" mentioned in the second paragraph of this section. We cannot locate the discussion you reference.
29. We note that $1500 of the compensation expense is recorded as an accrued liability. Please tell us and disclose when that liability is to be paid off.

Results of Operation
30. Your discussion regarding your results of operations is overly general in that it does not include a discussion of the factors responsible for the increase in your general and administrative expenses during the periods presented in your financial statements.
Please revise to include a discussion of the facts and circumstances responsible for the increase in general and administrative expenses during the periods presented in your consolidated statements of operations. In addition, please revise your disclosure to show the major components of general and administrative expenses for all periods presented in your financial statements.

Liquidity
31. Please expand upon your statement that the cash on hand of
$4,770
will be sufficient to allow the company to continue operations for the next twelve months. We note that you pay at least $1600 a month for compensation expense, and that your average monthly expenditures are between $3000 and $5000. Supplementally advise and revise to clarify.
32. In view of the uncertainties concerning your continued existence as a going concern, your filing should contain a reasonably detailed description of your specific viable plans intended to mitigate the effect of such conditions and your assessment of the likelihood that such plans can be effectively implemented. The elements of the plan that are particularly significant or critical to overcoming your present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support your operations during the twelve-month period following the date of the most recent balance sheet presented. You should describe the plan in both the management`s discussion and analysis of liquidity and the notes to the financial statements (Note 2 of December 31, 2003 financials and Note 2 of the June 30, 2004 interim financial statements). Also, note that you will need to update this discussion, as necessary, in future quarterly and annual filings with the Commission.
33. We note your statement that if your operations are not able to generate sufficient income, and additional moneys are needed in the next twelve months, your management will advance the Company monies not to exceed $25,000.00 as loans to the Company. However, we are unclear as to what your current future obligations are. Please revise your filing to disclose your current future obligations and any known trends, events or uncertainties that have or are reasonably likely to have a material impact on you short-term or long-term liquidity. Also disclose all of your internal and external sources of liquidity. Refer to the guidance in Item 303 (b)(1).

Item 4. Security Ownership of Certain Beneficial Owners and
Management
Business Experience
34. Please identify the names of the investment banking firms Mr. Doolin worked at, and whether his job from 1998-2001 was a full-time job, while also attending graduate school.
35. Please clarify whether Mr. Thueson graduated from Brigham
Young
University, and also identify the entertainment management production company Mr. Thueson worked for and disclose the years of his employment. We note that the last sentence in his business experience description is a speculative, forward-looking statement, and may be more appropriately placed somewhere else in the document.
Please revise as necessary.
36. Please disclose the year Mr. Winchester started working for Sony
Computer Entertainment America, Inc.

Item 6. Executive Compensation

Supplementally tell us why you provided compensation data for the period ended June 30, 2004. We note that Item 402 does not specifically require that information. Please consider including a footnote to the compensation table to clarify that the June 30,
2004
period is not the new end of your fiscal year, but instead the period was included to provide a better indication of current executive compensation levels, if that is the case.

Item 7. Certain Relationships and Related Transactions
37. To the extent required by Item 404 of Regulation S-B, please include disclosure regarding the loan to an officer and director referenced in Note 5 of the Notes to Financial Statements December 31, 2003.
December 31, 2003 Financial Statements
Revenue Recognition
38. Please revise your revenue recognition policy to disclose your policy regarding recognizing revenue from entry fees to your screenplay contest and your policy regarding recognizing revenue from your brokering services. Refer to the guidance in SAB 104.

Note 1(b) - Income Taxes
39. Please expand your income tax accounting policy note to describe the accounting for recognition of a valuation allowance on deferred tax assets (e.g. net operating loss carry forwards, etc.).
Refer
to the guidance in paragraph 17(e) of SFAS No. 109.

Note 5 - Related Party Transactions
40. We note you loaned money to an officer who fully repaid the loan in fiscal year 2004. In accordance with the guidance in paragraphs
18-20 of SFAS No. 95, please separately disclose the gross cash inflows and cash outflows (i.e. issuance / repayment of loan) as financing activities in the statement of cash flows.

Interim Financial Statements
41. Similar to the treatment in your annual financial statements, please label all interim financial statements (including notes) as
the Company being a development stage enterprise.   Refer to the
guidance in paragraph 12 of SFAS No. 7.

In addition, please disclose the accumulated deficit "during the
development stage" on the face of the balance sheet.   Refer to
the
guidance in paragraph 11(a) of SFAS No. 7.   Please revise
accordingly.

Interim Statement of Operations and Statement of Cash Flows
42. Please also furnish the statements of operations and cash flows
for the comparable preceding fiscal 2003 interim period.   Refer
to
the guidance in Item 310(b) of Regulation S-B.

Signatures
43. The controller or principal accounting officer, in addition to the principal executive officer and principal financial officer, must sign the registration statement. If an individual who has already signed the registration statement acts in that capacity, please ensure you have indicated each capacity in which each individual signs the registration statement.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	File an amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses. Address your response letter to the address on the letterhead, using 20549-0305 as the zip code.

      Please be aware that this Form 10-SB registration statement is a voluntary filing. As a result, the registration statement automatically goes effective on October 5, 2004. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.







      You may contact Patrick Kuhn, at (202) 942-1912 or Joseph
Foti,
Senior Assistant Chief Accountant, at (202) 942-1952, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 942-1891 or me at
(202) 942-2936 with any other questions.


      Regards,


Sara W. Dunton
Special Counsel
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Hangman Productions, Inc.
File No. 000-50892
Page 1